EXHIBIT (G)(19)



                    [Letterhead of Hilton Hotels Corporation]




         June 9, 1997



         Board of Directors
         ITT Corporation
         1330 Avenue of the Americas
         New York, New York  10019-5490

         Dear Members of the Board:

         Following my letter of last week, I was astonished to learn from news reports that ITT is not only placing change of control penalty provisions into its management contracts with FelCor, but has already placed these shark repellent provisions into numerous other management contracts signed since announcement of Hilton's offer for ITT. Even more troubling were reports that ITT is seeking to sell many of its premier hotel properties on similar terms.

         As I stated in my previous letter, Hilton is a ready, willing and able buyer for ITT's core assets. So that there can be no mistake, let me now be even more clear: I am confident that the price Hilton can offer for ITT's core assets is higher than any bona fide price that ITT can obtain from any other qualified purchaser. And, as you know, Hilton will not ask for any change of control penalty provisions.

         ITT's interest in selling core assets also raises the more fundamental question of why ITT continues to refuse to talk to us. The benefits of combining our two companies remains compelling. We are more committed than ever to making this combination a reality. If ITT's efforts to drive us off destroy shareholder value, this will only force us to pay less for the ITT shares.

         Before we reach that point, I truly believe that, in the interests of both companies' shareholders, the time has come for us to sit down as fiduciaries and conclude a transaction that will benefit both companies. I hope that, on reflection, you will agree.

         Sincerely,

         /s/ Stephen F. Bollenbach

         Stephen F. Bollenbach